Dragon International Group Corp.
                               Bldg. 14, Suite A09
                          International Trading Center
                                 29 Dongdu Road
                              Ningbo, China 315000
                                (86) 574-56169308



June 28, 2006



VIA EDGAR
---------


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:      Dragon International Group Corp.
             Registration Statement on Form SB-2
             Registration Number 333-127533

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Dragon International Group Corp. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-127533), together with all amendments and exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on August 15, 2005, and Amendment No. 1 to the Registration Statement was filed with the Commission on February 22, 2006.

The Registrant is no long seeking to register those securities held by the Selling Stockholders under the Registration Statement. The Registration Statement was never declared effective, and no securities have or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. For this reason, the Registrant believes that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors.

Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) promulgated under the Securities Act, an order granting the withdrawal of the Registration Statement be issued by the Commission.


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United States Securities and Exchange Commission
June 28, 2006
Page 2


The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you should have any questions or comments regarding this request for withdrawal, please contact our legal counsel, Andrew I. Telsey, at (303) 768-9221. Please provide a copy of the order consenting to the withdrawal to Mr. Telsey by facsimile to (303) 768-9224.

Yours very truly,

DRAGON INTERNATIONAL GROUP CORP.

s/David Wu

David Wu
President and Chief Executive Officer